

October 23, 2023

Christian Gates
Chief Financial Officer
NextNav Inc.
1775 Tysons Blvd., 5th Floor
McLean, VA 22102

      Re: NextNav Inc.
          Registration Statement on Form S-3
          Filed October 13, 2023
          File No. 333-274969

Dear Christian Gates:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Randy Segal